UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act Of 1934


                       Champion International Corporation
                                (Name of Issuer)


                     Common Stock, $0.50 par value per share
                         (Title of Class of Securities)

                                    158525105
                                 (CUSIP Number)
Reko Aalto-Setala                                    with copies to:
General Counsel                                      Maureen Brundage, Esq.
UPM-Kymmene Corporation                              White & Case LLP
Etalaesplanadi 2                                     1155 Avenue of the Americas
P.O. Box 380                                         New York, NY 10036
FIN-00101 Helsinki, Finland                          212-819-8200
358-204-15-111

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 17, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

CUSIP No. 158525105


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         UPM-Kymmene Corporation    I.R.S. Identification No. IRS ID# 00-0000000

-------- -----------------------------------------------------------------------
 2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)[ ]
                                                                         (b)[ ]
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         WC

-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         Republic of Finland

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES                    7      SOLE VOTING POWER
BENEFICIALLY OWNED BY                      19,219,044 (1)(2)(3)
EACH REPORTING PERSON
WITH                                ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            None
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            19,219,044 (1)(2)(3)
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            None
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         19,219,044 (1)(2)(3)
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.6% (2)
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

(1) The shares of common stock of Champion International Corporation (the "Issuer") covered by this report are purchasable by UPM-Kymmene Corporation ("UPM") upon exercise of an option (the "Option") granted to UPM pursuant to the Stock Option Agreement dated as of February 17, 2000 between the Issuer and UPM, as described in Item 4 of this Statement, and an additional 10 shares of common stock of the Issuer owned by UPM. Prior to the exercise of the Option, UPM is not entitled to any rights as a shareholder of the Issuer as to the shares covered by the Option. The number of shares of common stock of the Issuer purchasable by UPM under the Option, which is initially 19,219,034 shares, is subject to adjustment in certain circumstances, provided that the aggregate number of shares purchasable by UPM upon exercise of the Option at the time of its exercise (together with prior purchases under the Option) may not exceed 19.9% of the total outstanding shares of common stock of the Issuer immediately prior to the time of such exercise (without giving effect to the issuance of any shares subject to or issued pursuant to the Option). The Option may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. Prior to such occurrence, UPM expressly disclaims beneficial ownership of the shares of common stock of the Issuer which are purchasable by UPM upon exercise of the Option.

(2) The number of shares indicated represents approximately 16.6% of the total outstanding shares of common stock of the Issuer as of February 17, 2000 (treating as outstanding for this purpose the shares of common stock subject to the Option).

(3) The number of shares indicated does not include shares which may be held by any of UPM's employee benefits plans.

SCHEDULE 13D

Item 1.  Security and Issuer

          This statement on Schedule 13D relates to the common stock, $0.50 par value per share ("Common Stock"), of Champion International Corporation, a New York corporation (the "Issuer"), the principal executive offices of which are located at One Champion Plaza, Stamford, Connecticut 06921.

Item 2.  Identity and Background

          (a) - (c); (f) This statement on Schedule 13D is being filed by UPM-Kymmene Corporation ("UPM"), a corporation organized under the laws of the Republic of Finland which engages in forest products and related activities and maintains holdings in a number of jurisdictions.

          The address of UPM's principal place of business is Etalaesplanadi 2, P.O. Box 380, FIN-00101 Helsinki, Finland.

          Attached as Schedule I hereto is a list of the executive officers and directors of UPM, which contains the following information with respect to each such person: (i) name; (ii) business address; and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. All such persons are citizens of the Republic of Finland, except for Carl H. Amon III and Anton Lenstra, who are citizens of the United States and The Netherlands, respectively.

          (d) - (e) During the last five years, neither UPM nor, to the best of UPM's knowledge, any person named on Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

          In connection with, and as an inducement to UPM's willingness to enter into the Merger Agreement described in Item 4 below, the Issuer has granted to UPM an option to purchase shares of Common Stock from the Issuer as described in
Item 4 below (the "Option") pursuant to a Stock Option Agreement dated as of February 17, 2000 between UPM and the Issuer (the "Stock Option Agreement"), a copy of which is filed as Exhibit 1 hereto. No monetary consideration was paid by UPM to the Issuer for the Option. The Option entitles UPM to purchase up to 19,219,034 shares (subject to adjustment) of Common Stock under the circumstances specified in the Stock Option Agreement and as described in Item 4 below for the exercise price of $66.00 per Share, subject to adjustment (the "Exercise Price"). If UPM elects to exercise the Option, it currently anticipates that the funds to pay the Exercise Price will be generated by available working capital. The additional 10 shares of Common Stock beneficially owned by UPM were previously purchased by UPM in the open market using available working capital.

Item 4.  Purpose of the Transaction

          (a) - (j) On February 17, 2000, UPM, Blue Acquisition, Inc., a wholly-owned subsidiary of UPM ("Merger Subsidiary"), and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), a copy of which is filed as Exhibit 2 hereto. Capitalized terms used herein but not otherwise defined herein have the meanings set forth in the Merger Agreement. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein (including approval by the shareholders of UPM and the Issuer and various regulatory agencies), Merger Subsidiary will merge with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation (the "Surviving Corporation") and becoming a wholly-owned subsidiary of UPM. In the Merger, each outstanding share of Common Stock of the Issuer (other than those shares owned by the Issuer or UPM) will be converted into American Depositary Shares representing 1.99 ordinary shares of UPM or, at the election of the Issuer's shareholders, 1.99 ordinary shares of UPM. If the Merger is consummated, the Option will not be exercised.

          If the Merger is consummated in accordance with the terms of the Merger Agreement, the board of directors of the Surviving Corporation will consist of the directors of the Merger Subsidiary at the effective time of the Merger (the "Effective Time"), plus at least one director designated by the Issuer, and the officers of the Surviving Corporation will be the officers of the Issuer at the Effective Time. The certificate of incorporation of Merger Subsidiary in effect at the Effective Time will be the certificate of incorporation of the Surviving Corporation. The bylaws of Merger Subsidiary in effect at the Effective Time will be the bylaws of the Surviving Corporation.

          In the event the Merger is consummated, the Common Stock of the Issuer will be delisted from the New York Stock Exchange the ("NYSE") and any other exchange on which it is listed, and will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended.

          The Merger Agreement provides that if the Merger is consummated the Board of Directors of UPM will (a) cause the Board of Directors of UPM to consist of up to 17 people, which will include, as of the Effective Time, Richard E. Olson, Kenwood C. Nichols plus up to four independent directors of the Issuer proposed by Mr. Olson who are reasonably acceptable to UPM; provided, however, that if any such person declines to serve as a director of UPM, UPM's obligations with respect to such person(s) will cease unless the Issuer proposes another nominee who is reasonably acceptable to UPM and (b) cause the Management board of directors of UPM at the effective time to consist of eight persons, (i) five of whom shall be current members of the Management Board of UPM, and (ii) three of whom shall be Richard E. Olson, Kenwood C. Nichols and Michael J. Corey.

          Consummation of the Merger Agreement is subject to the satisfaction or waiver at or prior to the Effective Time of certain conditions, including, but not limited to: (a) obtaining approval of not less than two-thirds of the outstanding shares of the Issuer's Common Stock of the Merger and the Merger Agreement at the relevant Issuer shareholders meeting (the "Issuer Shareholder Approval"); (b) obtaining the approval of the holders of at least two-thirds of the outstanding UPM ordinary shares represented and voting at the relevant UPM shareholders meeting of the Merger, the issuance of ordinary shares of UPM and options exercisable for ordinary shares of UPM, the approval of the related stock option agreement and the amendments to the articles of association necessary to give effect to certain provisions of the Merger Agreement ("UPM Shareholder Approval"); (c) the termination or expiration of the waiting period under Hart-Scott-Rodino Act; (d) the termination or expiration of the review period under Exon-Florio Act; (e) the expiration of the waiting period under the Competition Act (Canada) and a determination by the Canadian Commissioner of
Competition not to make an application for an order under the Competition Act (Canada) in respect of the transactions contemplated by the Merger Agreement that could reasonably be expected to have a material adverse effect on Parent;
(f) obtaining any approval required by European Antitrust Laws, including the German Cartel Office; (g) the effectiveness of the registration statement of UPM on Form F-4; (h) the listing of the additional UPM ADSs issued in the Merger on the NYSE and the listing of the ordinary shares issued in the Merger on the Helsinki Stock Exchange and the NYSE; (i) receipt of letters from UPM's and the Issuer's independent public accountants regarding the permissibility of accounting for the Merger as a "pooling of interests"; (j) the absence of a material adverse effect or any reasonable expectation of a material adverse effect on the other party between February 17, 2000 and the Effective Time; (k) receipt of an opinion from the Issuer's legal counsel regarding the tax-free nature of the Merger; and (l) other customary conditions.

          The Merger Agreement contains certain customary restrictions (subject to certain exceptions) on the conduct of the business of each of UPM, the Issuer and their respective subsidiaries prior to the Effective Time, pursuant to which each has agreed, among other things, not to (a) issue or sell any of its securities or make any other changes in its capital structure; (b) make any changes or amendments to corporate governance documents, or adopt any shareholders rights plan which would restrict the ability of the other party to exercise the rights and receive the benefits of a shareholder of such party; (c) acquire (whether by merger or purchase) any assets (including equity interests) having a fair market value in excess of $25 million, in the case of the Issuer, and $30 million, in the case of UPM; (d) sell, lease or otherwise encumber or dispose of any of its material assets, other than in the ordinary course of business; (e) incur material indebtedness for borrowed money outside the ordinary course of business; (f) modify its benefit plans or increase the compensation of directors, officers or employees outside of the ordinary course of business or accelerate the payment of any compensation or benefits; (g) settle any claim, liability or obligation over $15 million outside the ordinary course of business or other than certain claims, liabilities or obligations publicly disclosed by it in its public filings; (h) make any material change in its method of accounting; (i) enter into any agreement materially restraining its ability to compete or conduct its business; (j) declare and pay dividends, other than as contemplated by the Merger Agreement; (k) make capital expenditures, other than budgeted expenditures or expenditures in the ordinary course of business, in excess of $25 million in the aggregate, in the case of the Issuer, or $30 million in the aggregate, in the case of UPM; (l) effect any material reduction in its workforce; (m) materially amend any material contract outside the ordinary course of business; and (n) take, or fail to take, any action that would reasonably likely prevent the Merger from being tax-free or qualifying for pooling-of-interests accounting treatment.

          Pursuant to the Merger Agreement, unless the board of directors of either party otherwise determines (based on a majority vote of the Board of Directors in its good faith judgment that such other action is necessary to comply with its fiduciary duty to shareholders and applicable law after receiving the advice of outside legal counsel), each of UPM and the Issuer have agreed (i) that their Board of Directors will recommend the approval and adoption of the Merger Agreement to their respective shareholders, (ii) neither of their Board of Directors or any committee thereof shall amend, modify, withdraw, condition or qualify its recommendation of the Merger in a manner adverse to the other party or take any action or make any statement inconsistent with its recommendations and (iii) to take all lawful action to solicit the approval of its shareholders. Each of UPM and the Issuer has also agreed that it shall not, nor shall it authorize or permit any of its affiliates to, nor shall it authorize or permit any of its officers, directors, employees or any financial advisor, attorney or other advisor, representative or agent of it or any of its affiliates, to: (a) directly or indirectly solicit, facilitate, initiate or encourage the submission of, any Takeover Proposal (as defined below); (b) enter into any agreement, arrangement or understanding with respect to any Takeover Proposal or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the
Merger or any other transaction contemplated by the Merger Agreement; (c) initiate or participate in any discussions or negotiations regarding, or furnish or disclose to any person any information with respect to, or take any other action to facilitate in furtherance of any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Takeover Proposal; or (d) grant any waiver or release under any standstill or similar agreement with respect to any class of its equity securities. However, prior to the Effective Time under certain circumstances in response to an unsolicited Takeover Proposal the Issuer and UPM are permitted to participate in discussions or negotiations with or furnish information (pursuant to a confidentiality agreement with customary terms) to any third party which makes a bona fide written Takeover Proposal if such party has complied with certain provisions of the Merger Agreement and if (A) a majority of such party's board of directors reasonably determines in good faith (after consultation with an independent, nationally recognized investment bank) that taking such action could be reasonably likely to lead to the delivery to it of a Superior Proposal (as defined below) and (B) a majority of its board of directors determines in good faith (after receiving the advice of outside legal counsel) that it is necessary to take such action(s) in order to comply with its fiduciary duties under applicable law.

          Under the Merger Agreement, UPM and the Issuer have each agreed that neither its board of directors nor any committee of its board of directors shall: (a) approve or recommend, or propose to approve or recommend, any Takeover Proposal, or (b) approve or recommend or cause it to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Takeover Proposal unless (x) a third party makes a Superior Proposal, (y) such party complies with its obligations under the Merger Agreement to, among other things, notify the other party of the Superior Proposal and (z) in the case of the Issuer, the Issuer's right to terminate the Merger Agreement as described in clause (c)(ii) of the third succeeding paragraph have been satisfied and the Merger Agreement is terminated in accordance with such provisions.

          "Takeover Proposal" is defined in the Merger Agreement, with respect to any party, as any inquiry, proposal or offer from any person or group relating to: (a) any acquisition or purchase of 15% or more of the assets of such party or any of its significant subsidiaries or 15% or more of any class of equity securities of such party or any of its significant subsidiaries; (b) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning all or any portion of any class of equity securities of such party or any of its significant subsidiaries; or (c) any merger, consolidation, business combination, sale of all or any substantial portion of the assets, recapitalization, liquidation or a dissolution of, or similar transaction of such party or any of its significant subsidiaries other than the Merger.

          "Superior Proposal" is defined in the Merger Agreement, with respect to any party, as a bona fide written Takeover Proposal made by a third party to purchase at least two-thirds of the outstanding equity securities of such party pursuant to a tender offer, exchange offer, merger or other business combination which is: (a) on terms which a majority of such party's board of directors determine in their good faith reasonable judgment (after consultation with an independent, nationally recognized investment bank), to be superior to such party and its shareholders (in their capacity as shareholders) from a financial point of view (taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and identity of the offeror) as compared to the transactions contemplated by the Merger Agreement and, in the case of the Issuer, which is also superior to any alternative proposed by UPM in accordance with the Merger Agreement and (b) is reasonably capable of being consummated.

          The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after Issuer Shareholder Approval or UPM Shareholder Approval:

          (a)  by mutual written consent of UPM and the Issuer;

          (b)  by UPM:

               (i) if, prior to the Effective Time, the Issuer has breached in any material respect any representation, warranty, covenant or other agreement contained in the Merger Agreement, which (i) would give rise to the failure of a condition to UPM's obligation to effect the Merger, (ii) cannot be or has not been cured prior to January 31, 2001 (the "Termination Date"), and (iii) has not been waived by UPM;

               (ii) if, at any time prior to the Effective Time, (A) the Issuer, or its board of directors, as the case may be, shall have (w) entered into any agreement with respect to any Takeover Proposal other than the Merger and other than a confidentiality agreement permitted under the Merger Agreement, (x) amended, conditioned, qualified, withdrawn or modified, or proposed or resolved to do so, in a manner adverse to UPM or Merger Subsidiary, its approval and recommendation of the Merger and the Merger Agreement, or (y) approved or recommended, or proposed to approve or recommend, any Takeover Proposal other than the Merger, or (B) the Issuer or the Issuer's board of directors or any committee thereof shall have resolved to do any of the foregoing; or

               (iii) if the Issuer breaches any of its obligations not to solicit any Takeover Proposal as described in clause (c)(ii) below;

          (c)  by the Issuer:

               (i) if, prior to the Effective Time, UPM or Merger Subsidiary has breached in any material respect any representation, warranty, covenant or other agreement contained in the Merger Agreement which
          (i) would give rise to the failure of a condition to the Issuer's obligation to effect the Merger, (ii) cannot be or has not been cured prior to the Termination Date and (iii) has not been waived by the Issuer;

               (ii) if a Superior Proposal is received by the Issuer and the board of directors of the Issuer reasonably determines in good faith (after receiving the advice of outside legal counsel) that it is necessary to terminate the Merger Agreement and enter into an agreement to effect the Superior Proposal to comply with its fiduciary duties under applicable law; provided, that the Issuer may not terminate the Merger Agreement pursuant to the foregoing unless and until (i) three (3) Business Days have elapsed following delivery to UPM of a written notice of such determination by the Board of Directors and during such three (3) Business Day period the Issuer has fully cooperated with UPM including, without limitation, informing UPM of the terms and conditions of such Superior Proposal, and the identity of the Person making such Superior Proposal, with the intent of enabling both parties to agree to a modification of the terms and conditions of the Merger Agreement so that the transactions contemplated thereby may be effected; (ii) at the end of such three
          (3) Business Day period the Takeover Proposal continues to constitute a Superior Proposal and the board of directors of the Issuer confirms its determination (after receiving the advice of outside legal counsel) that it is necessary to terminate the Merger Agreement and enter into an agreement to effect the Superior Proposal to comply with its fiduciary duties under applicable law; and (iii) (x) at or prior to such termination, UPM has received all fees and expenses as set forth in the Merger Agreement and described below by wire transfer in same day funds and (y) immediately following such termination the Issuer enters into a definitive acquisition, merger or similar agreement to effect the Superior Proposal; or

               (iii) if, at any time prior to the Effective Time, (A) UPM or Merger Subsidiary or either of their respective board of directors, as the case may be, shall have (x) entered into any agreement with respect to a Takeover Proposal other than the Merger and other than a confidentiality agreement permitted under the Merger Agreement, (y) amended, conditioned or qualified, withdrawn or modified, or proposed or resolved to withdraw or modify, in a manner adverse to the Issuer, its approval and recommendation of the Merger and the Merger Agreement or (B) UPM or UPM's board of directors or any committee thereof shall have resolved to do any of the foregoing.

          (d)  by either UPM or the Issuer:

               (i) if the Effective Time has not occurred on or prior to the Termination Date; provided, that the right to terminate the Merger Agreement pursuant to such provisions shall not be available to any party whose failure to fulfill any material obligation of the Merger Agreement or other material breach of the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to have occurred on or prior to the aforesaid date or the basis of such termination;

               (ii) if any court of competent jurisdiction or any governmental entity shall have issued an order, decree or ruling or taken any other action permanently restricting, enjoining, restraining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and nonappealable and prior to such termination, the parties shall have used reasonable best efforts to resist, resolve, or lift, as applicable, such judgment, injunction, order or decree;

               (iii) at the relevant UPM shareholders meeting (including any adjournment or postponement thereof), the UPM Shareholder Approval shall not have been obtained; or

               (iv) at the relevant Issuer shareholders meeting (including any adjournment or postponement thereof), the Issuer Shareholder Approval shall not have been obtained.

          If the Merger Agreement is terminated by UPM in accordance with the provisions described in (b)(i), (b)(ii)(A)(w), (b)(ii)(A)(y), (b)(ii)(B) (unless related to a resolution to take any of the actions described in (b)(ii)(A)(x) above, in which case the provisions described below shall apply) or (b)(iii) above, then the Issuer shall (A) reimburse UPM for all of its Expenses (as defined below) and (B) pay to UPM in immediately available funds a termination fee in an amount equal to $200 million (the "Termination Fee").

          If the Merger Agreement is terminated by UPM or the Issuer pursuant to
(d)(iv) above and (x) a Takeover Proposal has been made and publicly announced or communicated to the Issuer's shareholders after the date of the Merger Agreement and prior to the relevant Issuer shareholders meeting and, to the extent applicable, (y) concurrently with or within twelve (12) months of the date of such termination a Third Party Acquisition Event occurs, then the Issuer shall (i) within one Business Day of the date of termination pursuant to (d)(iv) above (A) pay to UPM 50% of the Termination Fee and (B) reimburse UPM for all of its Expenses, and (ii) within one Business Day of the occurrence of such a Third Party Acquisition Event (including any revisions or amendments thereto) pay to UPM 50% of the Termination Fee.

          A "Third Party Acquisition Event" is defined in the Merger Agreement as (i) the consummation of a Takeover Proposal involving the purchase of a majority of either the equity securities of the Issuer or of the consolidated assets of the Issuer and its subsidiaries, taken as a whole, or any such transaction that, if it had been proposed prior to the termination of this Agreement would have constituted a Takeover Proposal or (ii) the entering into by the Issuer or any of its subsidiaries of a definitive agreement with respect to any such transaction.

          "Expenses" are defined in the Merger Agreement to mean documented and reasonable out-of-pocket fees and expenses up to a maximum aggregate amount of $10 million incurred or paid in connection with the Merger or the consummation of any of the transactions contemplated by the Merger Agreement, including, but not limited to, all filing fees, printing fees and reasonable fees and expenses of law firms, commercial banks, investment banking firms, accountants, experts and consultants.

          If the Merger Agreement is terminated by UPM in accordance with the provisions of clause (b)(ii)(A)(x) described above, then (i) the Issuer shall
(A) pay to UPM 50% of the Termination Fee and (B) reimburse UPM for all of its Expenses and (ii) if concurrently with or within 12 months after such termination a Third Party Acquisition Event occurs, then the Issuer shall pay to UPM 50% of the Termination Fee within one Business Day of the occurrence of such a Third Party Acquisition Event (including any revisions or amendments thereto).

          If the Merger Agreement is terminated by the Issuer in accordance with the provisions of clause (c)(i) described above, then UPM shall (A) reimburse the Issuer for all of its Expenses and (B) pay to the Issuer the Termination Fee.

          In connection with, and as a condition and inducement to, UPM's willingness to enter into the Merger Agreement, on February 17, 2000, the Issuer granted to UPM the Option pursuant to the Stock Option Agreement. The Option is irrevocable and gives UPM the right to purchase up to 19,219,034 shares (subject to adjustment as described below) (the "Option Shares") of Common Stock (representing approximately 19.9% of the number of shares outstanding on February 17, 2000 before such issuance) at the Exercise Price, which is initially $66.00 per Share.

          UPM may exercise the Option, in whole or in part, at any time and from time to time following the occurrence of any of the events, which give rise to the obligation of the Issuer to pay the Termination Fee pursuant to the Merger Agreement as described above (an "Exercise Event"). The right of UPM to exercise the Option terminates upon the earliest to occur of (a) the Effective Time; (b) six months after the first occurrence of an Exercise Event (or, if the Option cannot be exercised at the expiration of the six month period because of any applicable order, law or regulation, 10 business days after such impediment has been removed, but in no event later than the first anniversary of the Exercise Event); (c) termination of the Merger Agreement other than a termination with respect to which an Exercise Event shall occur; and (d) the date on which UPM receives $210 million pursuant to the Profit Limitation Provisions (as defined below) of the Stock Option Agreement (the "Option Term").

          In the event of any change in the Shares by reason of stock dividend, stock split, split-up, combination, reclassification, recapitalization, exchange of shares, dividend, dividend payable in any other securities or similar event ("Adjustment Event"), the type and number of Shares or securities subject to the Option, and the Exercise Price therefor, will be adjusted appropriately, so that UPM will receive upon exercise of the Option the same class and number of outstanding shares or other securities or property that it would have received if the Option had been exercised immediately prior to such event. If any additional Shares are issued after the date of the Stock Option Agreement (other than as provided in the preceding sentence), the number of Shares then remaining subject to the Option shall be adjusted so that the number of Shares then remaining subject to the Option, together with Shares previously issued pursuant to the Option, equals 19.9% of the number of Shares issued and outstanding at the time of exercise (without giving effect to the issuance of any Shares subject to or issued pursuant to the Option). Whenever the number of Option Shares purchasable pursuant to the Option is adjusted, the Exercise Price will be adjusted appropriately as provided in the Stock Option Agreement.

          In the event the Issuer enters into an agreement (i) to consolidate or merge into any person, other than UPM or its subsidiaries, and the Issuer will not be the continuing or surviving corporation, (ii) to permit any person, other than UPM or its subsidiaries, to merge into the Issuer, and the Issuer will be the continuing or surviving corporation, but in connection with such merger, the shares of Common Stock outstanding immediately prior to the consummation of such merger will be changed into or exchanged for stock or other securities of the Issuer or any other person or cash or any other property, or (iii) to sell or otherwise transfer all or substantially all of its assets to any Person, other than UPM or its subsidiaries, then the Option will be converted into an option with identical terms appropriately adjusted to acquire the number and class of shares or other securities or property that UPM would have received in respect of Option Shares had the Option been exercised immediately prior to such transaction.

          At any time and from time to time after the occurrence of an Exercise Event and prior to 120 days after the expiration of the Option Term, UPM has the right, at its election (the "Put Right"), to cause the Issuer to repurchase from UPM (1) that portion of the Option relating to all or any part of the Option Shares with respect to which the Option remains unexercised and (2) all or any portion of the Shares purchased by UPM pursuant to the Option and then owned by UPM. Such repurchase will be at an aggregate price equal to the sum of (1) the aggregate Exercise Price paid by UPM for any Option Shares owned by UPM and as to which UPM is exercising the Put Right, (2) the excess, if any, of (x) the Applicable Price (as defined below) for a Share over the Exercise Price paid by UPM for each Option Share as to which UPM is exercising the Put Right multiplied by the number of such Option Shares, and (3) the excess, if any, of (x) the Applicable Price for a Share over (y) the Exercise Price multiplied by the number of Option Shares with respect to which the Option remains unexercised and as to which UPM is exercising the Put Right. The term "Applicable Price" is defined in the Stock Option Agreement to mean, as of any date, the highest of
(1) the highest purchase price per Share paid or proposed to be paid by any third person for Shares pursuant to any Takeover Proposal for or with the Issuer made on or prior to such date and (2) the average of the closing prices (or if such security should not trade on any trading day, the average of the bid and asked prices therefor on such date) of the Shares as reported on the NYSE Composite Tape during the ten consecutive trading days ending on (and including) the trading day immediately prior to such date or, if the Shares are not quoted thereon, on The Nasdaq Stock Market or, if the Shares are not quoted thereon, on the principle trading market (as defined in Regulation M under the Exchange Act) on which such Shares are traded as reported by a recognized source during such ten trading day period. Notwithstanding the foregoing, UPM may not exercise the Put Right in a manner that would result in the Total Profit (as defined below) exceeding $210 million. Upon completion of any repurchase as provided above, the obligation of the Issuer to deliver Option Shares pursuant to the Option will be terminated with respect to the number of Option Shares with respect to which UPM has exercised its Put Right.

          Notwithstanding the other provisions of the Stock Option Agreement, the Total Profit that UPM is permitted to receive cannot exceed $210 million in the aggregate. If UPM's Total Profit would otherwise exceed $210 million, UPM, at its sole election, shall either: (a) deliver to the Issuer for cancellation Shares previously purchased by UPM; (b) pay cash or other consideration to the Issuer; (c) reduce the number of Shares subject to the Option; or (d) do any combination of the foregoing, so that UPM's Total Profit will not exceed $210 million after taking into account the foregoing actions. The foregoing provisions are herein referred to as the "Profit Limitation Provisions." The term "Total Profit" is defined in the Stock Option Agreement to mean the total amount, before taxes, of the following: (a) any excess of the net cash amounts plus the fair market value of any other consideration (net of expenses incurred) received by UPM from the sale of Option Shares, over UPM's purchase price for those Option Shares; plus (b) any Termination Fee and other amounts received by UPM from the Issuer under the Merger Agreement upon termination thereof; minus
(c) any amounts of any cash previously paid by UPM to the Issuer pursuant to the Profit Limitation Provisions described above plus the value of the Option Shares previously delivered to the Issuer pursuant to such provisions; plus (d) any amounts paid to UPM by the Issuer pursuant to an exercise of UPM's Put Right as described above.

          The Stock Option Agreement further provides that, notwithstanding any other provision in the Stock Option Agreement, the Option may not be exercised for a number of Option Shares that would, as of any date written notice of exercise of the Option is given by UPM, result in a Notional Total Profit (as defined below) of more than $210 million. If the exercise of the Option otherwise would result in the Notional Total Profit exceeding $210 million, UPM, at its sole option, may (in addition to the actions specified in the preceding paragraph) (1) reduce the number of Option Shares subject to the Option or (2) increase the Exercise Price for that number of Option Shares set forth in the relevant notice so that the Notional Total Profit will not exceed $210 million. The term "Notional Total Profit" is defined in the Stock Option Agreement to mean, with respect to any number of Option Shares as to which UPM may propose to exercise the Option, the Total Profit determined as of the date of the relevant exercise notice, assuming that the Option were exercised on such date for such a number of Option Shares and assuming that such Option Shares, together with all other Option Shares previously acquired upon exercise of the Option and held by UPM as of such date were sold for cash at the closing market price per share as of the close of business on the preceding trading day (less customary brokerage commissions).

          In the Stock Purchase Agreement, the Issuer has agreed to register for resale under the Securities Act of 1933 Shares acquired by UPM upon exercise of the Options under certain circumstances and subject to certain limitations and conditions specified in the Stock Option Agreement.

          The description herein of the Stock Option Agreement and the Merger Agreement are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibits 1 and 2, respectively, hereto.

          Other than as described above, UPM has no plans or proposals which relate to, or may result in, any of the matters listed in items 4(a)-(j) of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

          (a) As a result of the issuance of the Option, UPM may be deemed to be the beneficial owner of 19,219,044 shares of Common Stock, which would represent approximately 16.6% of the shares of Common Stock outstanding after the exercise of the Option (based on the number of shares of Common Stock outstanding on February 17, 2000, as set forth in the Merger Agreement, and treating as outstanding for this purpose the shares of Common Stock subject to the Option).

          (b) UPM would have the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, all the shares of Common Stock acquired upon the exercise of the Option and an additional 10 shares of Common Stock of the Issuer owned by UPM.

          The Option Shares described herein are subject to the Option, which may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. Nothing contained herein shall be deemed to be an admission by UPM as to the beneficial ownership of any shares of Common Stock (other than the 10 shares of Common Stock of the Issuer owned by UPM), and, prior to the occurrence of any such events, UPM disclaims beneficial ownership of all Option Shares.

          (c) Except as described herein, neither UPM nor, to the best of UPM's knowledge, any other person referred to in Schedule I attached hereto, beneficially owns or has acquired or disposed of any shares of Common Stock of the Issuer during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Except as provided in the Merger Agreement and the Stock Option Agreement, neither UPM nor, to the best of UPM's knowledge, the persons named in
Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be filed as Exhibits

          1. Stock Option Agreement dated as of February 17, 2000 by and between Champion International Corporation, the Issuer, and UPM-Kymmene.

          2. Agreement and Plan of Merger dated as of February 17, 2000, among UPM-Kymmene Corporation, Blue Acquisition, Inc. and Champion International Corporation.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 28, 2000


                                          UPM-KYMMENE CORPORATION



                                          By: /s/ Reko Aalto-Setala
                                             ----------------------------------
                                             Name:  Reko Aalto-Setala
                                             Title: General Counsel


                                          By: /s/  Jaako Palsanen
                                             ----------------------------------
                                             Name:  Jaako Palsanen
                                             Title: Vice President

                                                                    Schedule I



The following  tables set forth for the executive  officers and directors of UPM
(i) the name of each such person; and (ii) the present principal occupation or employment of each such person. The principal business address of UPM and the current business address for each of the following persons is UPM-Kymmene Corporation, Etalaesplanadi 2, P.O. Box 380, FIN-00101, Helsinki, Finland.

          Executive Officers and Directors of UPM-Kymmene Corporation

                                         Present principal occupation or employment and
Name/Position                            name of employer

Tauno Matomaki                           Chairman of the Board of UPM-Kymmene
                                         Corporation; Chairman of the Board of Pohjolan
                                         Voima Oy (PVO Group)

Jouko K. Leskinen                        Vice Chairman of the Board of UPM-Kymmene
                                         Corporation; President and Chief Operating
                                         Officer of Sampo Group

Iiro Viinanen                            Vice Chairman of the Board of UPM-Kymmene
                                         Corporation

Carl H. Amon III                         Director of UPM-Kymmene Corporation; Partner
                                         of White & Case LLP

L.J. Jouhki                              Director of UPM; Managing Director of Thom
                                         Companies

Anton Lenstra                            Director of UPM-Kymmene Corporation; Executive
                                         Vice President of Unilever N.V.

Juha Niemela                             President and Chief Executive Officer of
                                         UPM-Kymmene Corporation

Jorma Ollila                              Director of UPM-Kymmene Corporation; Chairman
                                          of the Board of Nokia Corporation

Gustaf Serlachius                         Director of UPM-Kymmene Corporation; Chairman
                                          of the Board of the Gosta Serlachius Fine
                                          Arts Foundation

Vesa Vainio                               Director of UPM-Kymmene Corporation; President
                                          of Merita Plc and Vice Chairman of the Board
                                          of MeritaNordbanken Plc

Martin Granholm                           Executive Vice President of UPM-Kymmene
                                          Corporation

Jan-Henrik Kulp                           Chief Financial Officer of UPM-Kymmene
                                          Corporation

Heikki Sara                               Senior Vice President, Resources, of
                                          UPM-Kymmene Corporation

Kari Toikka                               Senior Vice President, Investor Relations and
                                          Administration, of UPM-Kymmene Corporation

Pentti Arvela                             President, Newsprint, of UPM-Kymmene
                                          Corporation

Pentti Kallio                             President, Converting Materials, UPM-Kymmene
                                          Corporation

Ismo Lepola                               President, Magazine Papers, of UPM-Kymmene
                                          Corporation

Matti J. Lindahl                          President, Fine Papers, of UPM-Kymmene
                                          Corporation

Kari Makkonen                             President, Wood Materials, of UPM-Kymmene
                                          Corporation

Paavo Ojanpaa                             President, Plywood, of UPM-Kymmene Corporation

Jaakko Rislakki                           President, Packaging Materials, of UPM-Kymmene
                                          Corporation

                                 EXHIBIT INDEX

1.   Stock  Option  Agreement  dated  as of  February  17,  2000 by and  between
     Champion   International   Corporation,   the   Issuer,   and   UPM-Kymmene
     Corporation.

2. Agreement and Plan of Merger dated as of February 17, 2000, among UPM-Kymmene Corporation, Blue Acquisition, Inc. and Champion International Corporation.